SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 *(NO FEE REQUIRED)*

For the year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 *(NO FEE REQUIRED)*

For the transition period from __________ to __________

Commission File No. 1-14161

KeySpan Energy
401(k) Plan For Union Employees
(Full title of the Plan)

KeySpan Corporation
(Name of issuer of the securities held pursuant to the Plan)

One MetroTech Center
Brooklyn, NY 11201-3385
(Address of principal executive office)

KeySpan Energy 401(k) Plan For Union Employees

Financial Statements for the Years Ended
December 31, 2001 and 2000

INDEX

Schedules required under the Employee Retirement Income Security Act of 1974 ("ERISA"), other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Investment Review Committee of
KeySpan Corporation

We have audited the accompanying statements of net assets available for benefits of the KeySpan Energy 401(k) Plan for Union Employees (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended . These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 , and the changes in net assets available for benefits for the year then ended , in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 2001 and (2) nonexempt transactions for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

May 24, 2002

Deloitte
Touche
Tohmatsu

ARTHUR ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Investment Review Committee of
KeySpan Corporation:

We have audited the accompanying statements of net assets available for benefits of the KeySpan Energy 401(k) Plan for Union Employees (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP
ARTHUR ANDERSEN LLP

New York, New York
May 25, 2001

This report is a copy of a previously issued Arthur Andersen LLP report. The report has not been reissued by Arthur Andersen LLP.

KeySpan Energy 401(k) Plan For Union Employees

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 and 2000

	2001	2000
ASSETS		
Investments, at fair value	$ 411,604,574	$ 410,834,394
Loans to participants	23,895,416	22,579,803
Total investments	435,499,990	433,414,197
Interest and dividends receivable	-	955,193
Contributions receivable from:		
Participants	911,104	-
Employer	98,431	-
NET ASSETS AVAILABLE FOR BENEFITS	$ 436,509,525	$ 434,369,390

-See notes to financial statements-

KeySpan Energy 401(k) Plan For Union Employees

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001

	2001
ADDITIONS TO NET ASSETS ATTRIBUTED TO:	
Investment (loss):	
Net depreciation on investments	$ (40,621,089)
Interest and dividends	15,216,862
Net investment (loss)	(25,404,227)
Contributions:	
Participants	32,280,434
Employer	3,363,143
Rollovers	228,598
Total contributions	35,872,175
Assets Transferred In	14,196,017
Total additions	24,663,965
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:	
Benefits paid to participants	22,523,830
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	2,140,135
NET ASSETS AVAILABLE FOR BENEFITS: BEGINNING OF YEAR	434,369,390
END OF YEAR	$ 436,509,525

-See notes to financial statements-

KEYSPAN ENERGY 401(k) PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 AND FOR THE YEAR ENDED DECEMBER 31, 2001

1. DESCRIPTION OF THE PLAN

The following description of the KeySpan Energy 401(k) Plan for Union Employees (the "Plan") available to eligible employees of KeySpan Corporation (the "Company" or "KeySpan"), provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General - The Plan was approved by the shareholders of the Company at the annual meeting of shareholders on February 3, 1983. The Plan provides for eligible employees of the Company and its wholly-owned subsidiaries to become participants of the Plan. All employees are eligible to participate in the Plan immediately upon hire. The recordkeeper, custodian and the trustee of the Plan is the Vanguard Fiduciary Trust Company (the "Vanguard Group" or "Vanguard"). The Plan is a defined contribution plan and is subject to Title I of the Employee Retirement Income Security Act of 1974 ("ERISA").

On September 30, 1999, the Board of Directors of the Company approved the amendment and restatement of the Plan. As a result, the assets of the participants of the former Long Island Lighting Company Capital Accumulation Plan for Union Employees were merged with the Plan.

The Investment Review Committee (the "Committee"), at the meeting held on September 20, 2000, approved the merger of the Eastern Enterprises, Colonial Gas and EnergyNorth 401(k) Plans with the Plan, effective as soon as practicable, following the date of acquisition. The Committee, also on this date, approved the extension of the Plan to employees of KeySpan Services, Inc., KeySpan Energy Supply, KeySpan Communications, KeySpan Engineering, My Home Key LLC, Binsky & Synder, Inc., Binsky and Synder Services, and Fourth Avenue Piping Corporation. The rules and procedures of the Plan govern participation of each subsidiary.

On November 8, 2000, the Company completed the acquisition of Eastern Enterprises and EnergyNorth. The Plan covers the employees of Eastern Enterprises, EnergyNorth and all of its wholly-owned subsidiaries.

On December 13, 2000, the Committee approved the extension of the Plan to the employees of KeySpan Plumbing and Heating Services, Inc. Participation of KeySpan Plumbing and Heating Services, Inc. is governed by the rules and procedures of the Plan.

On April 11, 2001, the Committee approved the new Participating Employer List resulting from KeySpan's holding company structure and the acquisition of Eastern Enterprises.

On September 18, 2001, the Committee approved the Plan Document and Summary Plan Descriptions ("SPDs") for the Plan.

Contributions - All eligible employees contributing to the Plan will receive employer contributions and a 10% discount on the KeySpan Common Stock Fund ("Company Common Stock") on the first of the month following completion of twelve months of service. Additionally, all eligible employees will receive matching contributions in the Company Common Stock regardless of where employees choose to invest their contributions. The match and discount amounts may be transferred out of Company Common Stock immediately. There are no holding periods or restrictions with respect to Company Common Stock. All other contributions are participant-directed.

All participants of the Plan may elect to have their compensation reduced by not less than 1% and no more than 18%, 20% for Local 1049 and 1381 (50% in 2002) (in multiples of 1%), not to exceed the limitation imposed by Section 402(g) of the Internal Revenue Code, and contributed to the Plan on the participants' behalf by the Company. Such contributions reduce the amount of the participants' salary subject to current Federal income tax and, subject to applicable laws, state and local income taxes. Such contributions are subject to Social Security taxes.

All contributions under the Plan are held in a trust fund with trustees who are appointed by the Board of Directors and are members of the Committee. The Committee is also the administrative committee of the Plan. The Plan makes available the funds in which participants may invest. Such investment options may be changed from time to time.

Rollover Contributions - If a participant of the Plan receives a lump sum distribution from a qualified savings or profit sharing plan of a previous employer or plan, a "rollover" contribution by the participant of the amount of the lump sum distribution may be made to the Plan.

Participant Accounts - Individual accounts are maintained for each participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution and discount on Company Common Stock, if applicable, and allocations of (1) Company discretionary contributions and (2) Plan earnings, and charged with an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account as provided in the Plan Document.

Vesting and Forfeitures - Participants will be 100% vested in employer match and discount contributions on the earlier to occur of (i) the participant's completion of three (3) years of service with the Company, (ii) the participant's retirement from the Company or (iii) the death of the participant. A participant will be 100% vested immediately in his or her deferred cash contributions, rollover/transfer contributions, and earnings thereon, if any. If a participant does not vest, such participant will forfeit the match and discount, and any interest thereon into a forfeiture account. The forfeiture account is maintained by Vanguard and is used to reduce future employer contributions.

Effective with the date of acquisition, an employee who was a participant of Eastern Enterprises, Colonial Gas and EnergyNorth (and all subsidiaries of the aforementioned companies that participate in the Plan) will be 100% vested in matching contributions made on the participant's behalf, including discount on Company Common Stock and discount on dividends attributable to such stock. An employee who was hired after this date will be subject to the current KeySpan vesting schedule.

Investments - Participants have an opportunity to acquire shares of Company Common Stock ($.01 par value) at a 10% discount. In addition to Company Common Stock, participants may invest in other investment options (collectively, the "Funds").

At the direction of the participants, Plan assets are invested in the KeySpan Common Stock Fund, and/or one or more of the following Funds from the Vanguard Group, namely: Vanguard Windsor Fund, Vanguard 500 Index Fund, Vanguard Retirement Savings Trust, Vanguard Explorer Fund, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Moderate Growth Fund, Vanguard LifeStrategy Growth Fund, Vanguard Windsor II Fund, Vanguard PRIMECAP Fund, Vanguard International Growth Fund, Vanguard Total Bond Market Index Fund, Vanguard U.S. Growth Fund. Participants should refer to the applicable Fund's prospectus for a complete description of each Fund.

Participant Loans - Participants may borrow a minimum of $1,000 and a maximum amount not to exceed the lesser of $50,000 or 50% of the participants' account balance from the Plan (only employee deferred cash contributions, rollover/transfer contributions and earnings thereon are used to determine the maximum loan amount that can be taken). Currently, no more than two loans are allowed outstanding at the same time. General purpose loans are payable over a period not to exceed five years, and bear interest at the prime rate plus 1% (prime rate at the time the loan is requested). A participant may also amortize a loan for their primary residence over a fifteen-year period, which bears interest at the prime rate plus 1%. The loans are secured by the participants' interest in the Plan.

Payment of Benefits - On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested account, or annual installments. For termination of service for other reasons, a participant may receive the value of the participant's vested account as a lump-sum distribution.

Trustees - The Vanguard Fiduciary Trust Company was appointed to act as the trustee under the Plan to receive and hold Company Common Stock and the investment of contributions in the other funds as described herein and in the Plan Document. Pursuant to a trust document executed by the trustee, the trustee is subject to the same fiduciary responsibility to the Plan's participants as an independent trustee. The Committee continues to be the Plan Administrator and trustee for the KeySpan Energy Preferred Stock Fund.

Plan Termination - Although the Company has not expressed any intent to do so, it may terminate the Plan at any time. In the event of Plan termination, the accounts of all participants affected shall become fully vested and nonforfeitable. Assets remaining in the trust fund will be distributed to the participants and beneficiaries in proportion to their respective account balances.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for various investment options. The Plan's mutual funds invest in various securities including U.S Government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amount reported in the statement of net assets available for plan benefits.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at the last business day of the year.

Amounts for securities that have no quoted market price represent estimated fair value. Many factors are considered in arriving at that fair value. The approximate value of the KeySpan Common Stock Fund is the quoted market price of the company's common stock. The KeySpan Common Stock Fund is divided into fund units. Each unit represents a portion of ownership in the fund and consists primarily of shares of Company Common Stock and a small cash balance so that transactions can be processed daily. The KeySpan Preferred Stock is not publicly traded, is recorded at par value of $100 and pays a 6 % dividend semi-annually.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.

The loans to participants are the total outstanding principal balance due from participants for loans taken from individual accounts.

Administrative Expenses - Expenses for the administration of the Plan are paid for either by the Plan Sponsor or the Plan as stated in the Plan Document. KeySpan Corporation and its subsidiaries are charged for their expenses related to administration of the Plan as well as for matching contributions and discounts on Company Common Stock.

Payment of Benefits - Benefits to participants are recorded when paid.

Recently Adopted Accounting Standard - In June 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 138, *Accounting for Certain Investments and Certain Hedging Activities – an Amendment of FASB Statement No. 133* ("SFAS 138"). SFAS 133 and SFAS 138 require, among other things, that all derivatives be recognized in the balance sheet as either assets or liabilities and measured at fair value. Adoption of the provisions of SFAS 133 and SFAS 138 on January 1, 2001 did not have any effect on the Plan's financial statements.

Reclassifications – Certain prior year amounts have been reclassified to conform to the current year presentation.

3. INVESTMENTS EXCEEDING 5% OF NET ASSETS

The following investments represent five percent or more of the Plan's net assets available as of December 31, 2001 and 2000:

	2001	2000
KeySpan Stock Funds		
*KeySpan Common Stock Fund, 2,135,098 and 1,844,661 shares, respectively**	$ 73,831,684	$ 77,992,280
Common and Collective Trust		
Vanguard Retirement Savings Trust, 97,775,421 and 82,918,558 shares, respectively**	97,775,421	82,918,558
Mutual Funds		
Vanguard Windsor Fund, 2,053,060 and 1,930,400 shares, respectively**	32,109,852	29,515,823
Vanguard Windsor II Fund, 1,207,566 and 1,138,577 shares, respectively**	30,901,610	30,969,304
Vanguard 500 Index Fund, 304,767 and 291,853 shares, respectively**	32,271,785	35,565,265
Vanguard PRIMECAP Fund, 1,425,304 and 1,435,184 shares, respectively**	73,431,679	86,656,433
Participant Loans**	23,895,416	22,579,803

*Nonparticipant-directed
**Permitted party-in-interest

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $40,621,089 as follows:

KeySpan Common Stock	$ (14,488,436)
Mutual Funds	(26,132,653)
	$ (40,621,089)

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2001	December 31, 2000
Net assets		
KeySpan Common Stock Fund	$ 73,831,684	$ 77,992,280

	For The Year Ended December 31, 2001
Changes in Net Assets:	
Net (depreciation) in investment	$ (14,488,436)
Dividend income	3,475,361
Employer contributions	3,120,760
Participant contributions	6,396,336
Participant loan repayments	4,055,879
Assets transferred in	124,197
Benefits paid to participants	(2,448,987)
Participant loan withdrawals	(2,759,685)
Transfers to participant-directed investments	(1,636,021)
Net Change	$ (4,160,596)

5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan Administrator, by a letter dated December 2, 1995, that the Plan is qualified and the Trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter and during 2001 the Plan was restated primarily to comply with the provisions of the general Uruguay Round Agreement Act, the Uniformed Services Employment and Reemployment Rights Act, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997 and various regulations and rulings issued by governmental agencies (together "GUST"). The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision of income taxes has been included in the Plan's statement of changes in net assets available for benefits.

6. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and a common collective trust managed by the asset custodian, trustee, and recordkeeper, the Vanguard Group, as defined by the Plan and therefore these transactions qualify as party-in-interest transactions. The Plan's investment in Company Common Stock during the Plan year ended December 31, 2001 and 2000, are also party-in-interest transactions. Certain employees and officers of the Company, who may also be participants in the

Plan, perform administrative services to the Plan at no cost to the Plan. These party-in-interest transactions are not deemed prohibited because they are covered by statutory and administrative exemptions from the Code and the rules and prohibited transactions of the Employee Retirement Income Security Act of 1974 ("ERISA").

7. PARTY-IN-INTEREST TRANSACTION

On June 14, 2001, the Department of Labor concluded an investigation of the Plan. The Plan did not forward employee contributions for the recently acquired ServicEdge subsidiary in accordance with ERISA Regulation section 2510.3-102 due to the failure of an unaffiliated payroll provider to adhere to their contractual obligations with respect to remitting data correctly. On pay periods between January 4, 2001 and March 8, 2001, employee deferrals were not forwarded to the Plan trust account at Vanguard in a timely manner. Contributions in the amount of $78,944 were forwarded to Vanguard on April 10, 2001. KeySpan forwarded additional funds in the amount of $5,190 to compensate for participants' lost earnings. The Department of Labor stated that they do not contemplate taking further action at this time with respect to these matters since the Plan has taken necessary steps to correct the violation.

8. SUBSEQUENT EVENTS

Effective January 1, 2002, the Investment Review Committee approved the following: 1) increase the maximum amount that participants can contribute in accordance with Internal Revenue Service ("IRS") regulations ($11,000 for 2002); 2) increase the contribution limit to 50% of compensation, up to the IRS maximum limit; 3) reduce the hardship withdrawal waiting period from 12 months to 6 months; and 4) a new Employee Stock Ownership Plan be created within the 401(k), which allows participants in the Plan to choose to reinvest their dividends in Company Common Stock or to receive the dividends in cash.

During 2002, KeySpan expects to sell one of its subsidiaries, Midland, to an unrelated third party. Employees under this subsidiary will not be eligible to participate in the Plan as of the date of the sale.

KEYSPAN ENERGY 401(k) PLAN FOR UNION EMPLOYEES

FORM 5500, SCHEDULE H, PART II, Item 4(i)
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
AS OF DECEMBER 31, 2001

Description	Number of Units/Shares	Current Value
* KEYSPAN COMMON STOCK FUND	2,135,098	$ 73,831,684
* KEYSPAN PREFERRED STOCK FUND	55,215	5,521,501
* VANGUARD FUNDS		
Vanguard 500 Index Fund	304,767	32,271,785
Vanguard Explorer Fund	314,691	18,978,996
Vanguard International Growth Fund	329,884	4,951,553
Vanguard LifeStrategy Conservative Growth Fund	154,492	2,172,157
Vanguard LifeStrategy Growth Fund	228,732	3,986,807
Vanguard LifeStrategy Moderate Growth Fund	905,203	14,419,876
Vanguard PRIMECAP Fund	1,425,304	73,431,679
Vanguard Total Bond Market Index Fund	1,352,161	13,710,908
Vanguard U.S. Growth Fund	400,040	7,540,745
Vanguard Windsor Fund	2,053,060	32,109,852
Vanguard Windsor II Fund	1,207,566	30,901,610
Vanguard Retirement Savings Trust	97,775,421	97,775,421
SUBTOTAL - VANGUARD FUNDS		332,251,389
* PARTICIPANT LOANS RECEIVABLE		23,895,416
TOTAL ASSETS HELD FOR INVESTMENT PURPOSES		$435,499,990

*Permitted party-in-interest

KEYSPAN ENERGY 401(k) PLAN FOR UNION EMPLOYEES

FORM 5500, SCHEDULE G, PART III, ITEM 4(j)
SCHEDULE OF NONEXEMPT TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

a) Identity of Party Involved	b) Relationship to Plan or Other Party-interest	c) Description of Transaction d) Current Value of Asset
ServicEdge, A KeySpan Corporation subsidiary	Employer/Plan Sponsor	Participant contributions for employees were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3102. Payroll between January 4, 2001 and March 8, 2001, totaling $78,944 was invested on April 10, 2001 along with earnings of $5,190.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KeySpan Energy 401(k) Plan
For Union Employees

By: [signature]
Michael J. Taunton
Vice President and Treasurer
KeySpan Corporation

Date
June 20, 2002

EXHIBIT INDEX

Exhibit 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-40472 of KeySpan Corporation on Form S-8 of our report dated May 24, 2002, appearing in this Annual Report on Form 11-K of KeySpan Energy 401(k) Plan For Union Employees, for the year ended December 31, 2001.

Deloitte & Touche LLP

New York, NY
June 28, 2002

KeySpan has not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to include in this Annual Report on Form 11-K its report dated May 25, 2001, with respect to the KeySpan Energy 401(k) Plan for Union Employees Statement of Net Assets Available for Benefits as of December 31, 2000. The Arthur Andersen report is also incorporated by reference in the registration statement on Form S-8 (Registration number 333-40472) relating to the KeySpan Energy 401(k) Plan for Union Employees. Accordingly, Arthur Andersen will not have any liability under Section 11 of the Securities Act of 1933 for false and misleading statements and omissions contained or incorporated by reference in such Form S-8, including the financial statements, and any claims against Arthur Andersen related to any such false and misleading statements and omissions may be limited.